Exhibit 99.1

GUIDELINES TO CONDUCT IFS’s 2021 ANNUAL SHAREHOLDERS’ MEETING

The Board of Directors of Intercorp Financial Services Inc. ("IFS") has approved the Guidelines to Conduct IFS’s Annual Shareholders' Meeting, to enable the exercise of IFS’s shareholders rights at the 2021 Annual Shareholders' Meeting ("2021 ASM").

It is reported that this document is not a formal call nor a final agenda for the 2021 ASM. Therefore, it is intended solely for informative purposes, as well as to promote shareholder attendance.

1.	Call for the 2021 Annual Shareholders’ Meeting

The call for the 2021 ASM is part of the IFS’s Board of Directors role, as set forth under IFS’s Bylaws. For such purpose, a board meeting has been convened for March 18, 2021.

According to IFS' Bylaws, the Shareholders' Meeting must be called no less than five (5) calendar days and no more than sixty (60) calendar days prior to the scheduled date for the meeting.

Likewise, under the regulations of the Superintendencia del Mercado de Valores del Perú (Peru’s Securities and Exchange Commission, hereinafter “SMV”), companies with securities registered with the Stock Market Public Registry of the SMV, must approve their individual or separate annual audited financial information, as well as their annual reports, before March 31 every year.

Therefore, the 2021 ASM must be called and held not later than March 31, 2021.

The call for the 2021 ASM will be published in Peru in the Official Gazette El Peruano and in the newspaper El Comercio, and in Panama in the newspaper La Estrella. In addition, on the same day of the call for the 2021 ASM, we will publish a Significant Event notice with the SMV and a Form 6-K with the Securities and Exchange Commission ("SEC") of the United States of America.

2.	2021 ASM mode

The 2021 ASM will be held, either on the date of the first or second call, in virtual mode, through teleconference, consistent with the sanitary measures that have been adopted to prevent the spread of the COVID-19 outbreak and in compliance with international health and safety measures.

3.	Dissemination of documents related to the 2021 ASM

Once the Board of Directors of IFS has formally called the 2021 ASM, IFS will make available to all its shareholders the documents mentioned on the agenda for such meeting. The documents will be published on the SMV’s platform where Significant Events are disclosed and on a Form 6-K, and will also be posted on IFS’s website.

4.	Shareholders entitled to attend and vote at the 2021 ASM

IFS shareholders entitled to attend, discuss and vote at the 2021 ASM will be those who:

(i)	Are registered as such with CAVALI S.A. I.C.L.V. (“CAVALI”) or the Depository Trust Company (“DTC”), as the case may be, as of March 19, 2021 (“Record Date”); and,

(ii)	Can prove their shareholder status as of the Record Date, in any of the following manners:

-	Shareholders holding shares registered with CAVALI: IFS shall request CAVALI to issue a report showing all shareholders registered with CAVALI as of the Record Date.

-

Shareholders holding shares registered with DTC: Within forty-eight (48) hours prior to the scheduled date and time for the 2021 ASM, the shareholders must send a brokerage statement or any other similar document evidencing their ownership of IFS shares as of the Record Date. Once this period has elapsed, shareholders who have not provided the required evidence shall not be entitled to vote at the 2021 ASM.

5.	Shareholders direct attendance to the 2021 ASM

The shareholders that wish to attend the 2021 ASM shall send an e-mail to ir@intercorp.com.pe, at least forty-eight (48) hours prior to the scheduled date and time for the 2021 ASM, providing the following information:

i.	Full name or company name;
ii.	ID card or tax identification;
iii.	Shares owned;
iv.	Contact e-mail;
v.	Phone number;
vi.	Copy of the ID card or tax identification; and
vii.	Proof of share ownership, as follows:
(a)	Shareholders holding shares registered with DTC, must send a brokerage statement or any other similar document evidencing their ownership of IFS shares as of the Record Date; or
(b)	Shareholders holding shares registered with CAVALI will be verified by IFS through the report issued by CAVALI as of the Record Date.

The day preceding the 2021 ASM, IFS will send to the e-mail provided by the shareholder, the instructions for participating remotely in the 2021 ASM and a phone number or link and access code to join such meeting.

Shareholders who wish to participate in 2021 ASM by means of a proxy, must follow the procedure established in section 6 of this guideline.

6.	Attendance by Proxy to the 2021 ASM

Shareholders who are not able to attend directly the 2021 ASM, may attend by proxy. The proxyholder need not be a shareholder.

For this purpose, the Board of Directors has drafted a sample proxy letter to be filled out by the shareholders, which clearly sets forth how each agenda item is to be voted by the proxyholder. A sample proxy letter is attached to this document, for reference only. The final wording of the proxy letter will be available on IFS’s website on March 18, 2021, once the Board of Directors has approved the final agenda for the 2021 ASM (“Final Proxy”).

On the Final Proxy, all agenda items must be voted indicating whether each vote has been cast for or against the agenda item, or if it is an abstain vote. Likewise, all blank spaces to be completed with the names of the proxyholder and his/her identity document number must be filled out for the proxy letter to be valid. In case the voting of any agenda item has not been indicated or if any spaces have been left blank (including those for the proxyholder’s identity information), the proxy letter will not be accepted for the purposes of attendance or voting at the 2021 ASM.

Shareholders who wish to participate in 2021 ASM by means of a proxy must send their Final Proxy to ir@intercorp.com.pe.

The Final Proxy must be sent to IFS from March 18, 2021 until forty-eight (48) hours prior to the scheduled date and time for the 2021 ASM. Once this period has elapsed, shareholders may no longer appoint a proxyholder for the 2021 ASM.

In addition, if the proxyholder is the representative of a legal entity, he/she must submit to IFS, at least forty-eight (48) hours before the scheduled date and time of the 2021 ASM, an incumbency certificate or any other similar document showing that they have been authorized to represent such legal entity.

7.	Language

The 2021 ASM, either on the first or the second call, will be conducted in Spanish.

8.	Other matters

If you have any questions or concerns about these procedures, you may contact Ernesto Ferrero, Investor Relations Officer, at ir@intercorp.com.pe.

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Exhibit

SAMPLE PROXY LETTER

This document is for reference purposes only, and therefore it does not show the final agenda items to be voted on at the 2021 Annual Shareholders' Meeting. The final agenda, and therefore the final wording of this proxy letter, will be published on March 18, 2021, once the Board of Directors of IFS has formally called such meeting. Please make sure that you are using the final approved form of proxy letter with the final agenda, so that your proxy letter may be validly used at the 2021 ASM.

[City], [Date] 2021

To

Intercorp Financial Services Inc.

Dear Sir/Madam

[I][We] hereby authorize [full name of the representative]1, identified with [identity document] No. [identity document number], so that the latter, acting individually, may represent [name of shareholder] at the 2021 Annual Ordinary Shareholders' Meeting of Intercorp Financial Services Inc. ("IFS") to be held on first call on [date of first call] and on second call on [date of second call] both at [time of both calls], at [to be defined].

Mr./Mrs. [full name of proxyholder] is authorized to exercise on [my][our] behalf the voting rights in respect of [number of shares held] IFS shares at the aforementioned meeting, as set forth below:

[1]	Shareholders may appoint current IFS directors and officers to act as proxyholders.

N°	AGENDA ITEMS	VOTE
		FOR	AGAINST	ABSTAIN
1	2020 Results Presentation. Proposal: To approve the 2020 Results Presentation.
2	Approval of the Annual Report for the fiscal year 2020. Proposal: To approve the Annual Report for the fiscal year 2020.
3

Approval of the audited individual and consolidated financial statements for the fiscal year 2020.

Proposal:

To approve the audited individual and consolidated financial statements for the fiscal year 2020.

4

Approval of the allocation of the fiscal year 2020 profits and dividend distribution.

Proposal:

To approve the allocation of the fiscal year 2020 profits and the distribution of profits as per the policy approved at the Annual Shareholders’ meeting held on [●].

5

Approval of the 2021 dividend policy.

Proposal:

To approve a new dividend policy for IFS for the year 2021, establishing that at least [●] of IFS’s net profit from the period shall be distributed among the shareholders, to be paid in one or more payments, provided that this dividend distribution policy does not violate any legal or financial requirements that IFS and/or its subsidiaries are required to meet, and provided economic-financial conditions allow for such distribution be made.

6

Motion to authorize the Audit Committee of the Board of Directors to approve, hire, and fix the fees payable to external auditors for IFS and its subsidiaries for the year 2021.

Proposal:

To authorize the Audit Committee of the Board of Directors to approve, hire, and fix the fees payable to external auditors for IFS and its subsidiaries for the year 2021.

7

Appointment of the members of the Board of Directors

Proposal:

To appoint [●] identified with ID No. [●],[●] identified with ID No. [●],[●] identified with ID No. [●],[●] identified with ID No. [●],[●] identified with ID No. [●],[●] identified with ID No. [●],[●] identified with ID No. [●] as a members of the IFS Board of Directors for a term of two (2) years from April 2021 to April 2023.

8	Approval of the remuneration payable to Board of Directors members and Audit Committee members. Proposal: To approve the remuneration payable to Board of Directors members and Audit Committee members.
9

Approval of power of attorney.

Proposal:

To approve that [●], identified with DNI No. [●] and [●], identified with DNI No. [●], either of them, individually and with their sole signature, on behalf of IFS, may execute any public or private document, minutes or public deeds, of a clarifying, modifying, corrective or supplementary nature, that may be necessary to register the resolutions adopted in the meeting before the Public Registries both in Panama and Peru.

[Please place an 'X' in the box that represents your choice]

Sincerely,

[Name of Shareholder]

[Print Name] [Position]

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GUÍA SOBRE LA JUNTA ORDINARIA ANUAL DE ACCIONISTAS 2021

La Junta Directiva de Intercorp Financial Services Inc. (“IFS”) ha aprobado la siguiente Guía sobre la Junta Ordinaria Anual de Accionistas con el propósito de facilitar a los accionistas de IFS el ejercicio de sus derechos respecto de la celebración de la Junta Ordinaria Anual de Accionistas 2021 (“JOA 2021”).

Asimismo, se informa a los accionistas de IFS que este documento no constituye una convocatoria formal ni una agenda definitiva para la JOA 2021. Por lo tanto, sólo tiene efectos informativos, y busca promover una mayor participación de los accionistas.

1.	Convocatoria a la Junta Ordinaria Anual de Accionistas del 2021

La convocatoria a la JOA 2021 es una función que le corresponde a la Junta Directiva de IFS, tal como dispone el estatuto de IFS. Para dicho propósito, es que se ha convocado a sesión de Junta Directiva para el día 18 de marzo de 2021.

Según el estatuto de IFS, la convocatoria a Junta de Accionistas deberá hacerse con no menos de cinco (5) días calendario ni más de sesenta (60) días calendario de antelación a la fecha efectiva de reunión.

Asimismo, de acuerdo con la regulación de la Superintendencia del Mercado de Valores del Perú (“SMV”), las sociedades emisoras con valores inscritos en el Registro Público del Mercado de Valores de la SMV, tienen como plazo límite para aprobar su información financiera individual o separada auditada anual, así como su memoria anual, hasta el 31 de marzo de cada año.

Por lo anterior, la JOA 2021 deberá ser convocada y celebrada, como máximo el 31 de marzo de 2021.

La convocatoria a la JOA 2021 será publicada en Perú, en el Diario Oficial El Peruano y el diario El Comercio, y en Panamá en el diario La Estrella. Igualmente, el día de la convocatoria a la JOA 2021 se publicará un Hecho de Importancia en la SMV y un formato 6-K en la Securities and Exchange Commission (“SEC”) de los Estados Unidos de América.

2.	Modalidad de reunión de la JOA 2021

La JOA 2021 se realizará, sea en el día de la primera o en el de la segunda convocatoria, en la modalidad no presencial por medios digitales, de acuerdo con las medidas sanitarias adoptadas para prevenir la propagación del COVID-19, y en cumplimiento de las prácticas globales de seguridad y salud.

3.	Difusión de documentación vinculada con la JOA 2021

Una vez que la Junta Directiva de IFS convoque formalmente a la JOA 2021, IFS pondrá a disposición de todos sus accionistas la documentación de soporte de la agenda para dicha reunión. Los documentos serán difundidos a través de la plataforma de la SMV mediante la cual se difunden los Hechos de Importancia y a través del formato 6-K de la SEC, además también serán publicados en la página web de IFS.

4.	Accionistas legitimados para asistir y votar en la JOA 2021

Los accionistas de IFS legitimados para asistir, discutir y votar en la JOA 2021, serán aquellos que:

(i)	Cumplan con estar registrados como tales en CAVALI S.A. I.C.L.V. (“CAVALI”) o en The Depository Trust Company (“DTC”), según corresponda, al 19 de marzo de 2021 (“Fecha de Registro”); y

(ii)	Acrediten dicha calidad de accionistas a la Fecha de Registro de las siguientes formas:

-

Respecto de aquellos accionistas que tengan acciones registradas en CAVALI, se encontrarán habilitados aquellos que se encuentren en el reporte que IFS solicitará a dicha entidad con corte a la Fecha de Registro.

-

Respecto de aquellos accionistas que tengan acciones registradas en DTC, éstos deberán enviar a IFS con una anticipación no menor a cuarenta y ocho (48) horas a la fecha y hora fijada para llevar a cabo la JOA 2021 un brokerage statement o cualquier otro documento similar que demuestre su calidad de titular de acciones de IFS a la Fecha de Registro. Cumplido dicho plazo, los accionistas que no hayan provisto evidencia de su calidad de accionistas se verán impedidos de votar en la JOA 2021.

5.	Accionistas que deseen asistir personalmente a la JOA 2021

Los accionistas que deseen participar en la JOA 2021 deberán enviar un correo electrónico a la dirección ir@intercorp.com.pe con al menos cuarenta y ocho (48) horas de anticipación a la fecha y hora fijada para la celebración de la JOA 2021, proporcionando la siguiente información:

i.	Nombre completo o denominación social;
ii.	DNI o número de identificación tributaria;
iii.	Número de acciones de IFS de las que es titular;
iv.	Correo electrónico de contacto;
v.	Teléfono;
vi.	Copia legible de su DNI o documento de identificación tributaria; y,
vii.	Sustento de la titularidad de sus acciones, según lo siguiente:
(a)	Los accionistas que tengan acciones registradas en DTC, deberán enviar un brokerage statement o documento similar que demuestre su calidad de titular de acciones de IFS a la Fecha de Registro; o,
(b)	Los accionistas que tengan acciones registradas en CAVALI serán verificados por IFS mediante el reporte de dicha entidad, a la Fecha de Registro.

El día anterior a la celebración de la JOA 2021, IFS enviará a la dirección de correo electrónico proporcionada por el accionista las instrucciones para que pueda participar remotamente de la JOA 2021 así como un teléfono o link y código de acceso para participar en la misma.

Aquellos accionistas que no deseen participar personalmente sino mediante apoderado en la JOA 2021, deberán seguir el procedimiento establecido en el numeral 6 de la presente Guía.

6.	Representación en la JOA 2021 - Poderes

Los accionistas que no puedan participar directamente en la JOA 2021 podrán hacerse representar mediante poder. No es necesario que el representante sea accionista de IFS.

Para efectos de la representación en la JOA 2021, la Junta Directiva ha elaborado un modelo de poder para ser completado por los accionistas, con el propósito que conste de manera indubitable el sentido del voto respecto de cada uno de los puntos de agenda. Un ejemplo del poder se adjunta como anexo de la presente guía únicamente como referencia. El modelo definitivo del poder estará disponible en la página web de IFS el 18 de marzo de 2021 una vez la Junta Directiva apruebe la agenda definitiva para la JOA 2021 (en adelante el “Poder Definitivo”).

En el Poder Definitivo, todos los puntos de agenda deben ser votados indicando si votan a favor, en contra o se abstiene. Asimismo, todos los espacios en blanco sobre el nombre del representante y su número de documento de identidad deben ser informados para efectos de la validez del poder. En caso la votación de los puntos de agenda no esté completa o haya espacios en blanco sin completar (inclusive aquellos espacios destinados para la información de identificación del apoderado), el poder no será aceptado para efectos de la representación o votación en la JOA 2021.

Los accionistas que quieren hacerse representar en la JOA 2021 deberán enviar el Poder Definitivo mediante un correo electrónico a la dirección ir@intercorp.com.pe.

El Poder Definitivo se debe enviar a IFS a partir del 18 de marzo de 2021 hasta cuarenta y ocho (48) horas antes de la fecha y hora fijada para llevar a cabo la JOA 2021. Cumplido dicho plazo, los accionistas ya no podrán designar a un apoderado para la JOA 2021.

Asimismo, en caso de que dicha persona sea el representante de una entidad legal, deberá presentar a IFS, con una anticipación no menor a cuarenta y ocho (48) horas a la fecha y hora fijada para llevar a cabo la JOA 2021, un incumbency certificate o cualquier otro documento similar que demuestre su capacidad para representar a dicha entidad legal.

7.	Idioma

La JOA 2021, en la primera o en la segunda convocatoria, se llevará a cabo en español.

8.	Otros Asuntos

Ante cualquier duda o pregunta sobre este procedimiento pueden contactarse con Ernesto Ferrero quien es el Oficial de Relaciones con Inversionistas, al correo electrónico  ir@intercorp.com.pe.

Anexo
MODELO DE PODER

Este documento es únicamente para fines referenciales, por lo tanto, no incluye una agenda definitiva de los temas a votar en la Junta Ordinaria Anual de Accionistas 2021. La agenda definitiva y por lo tanto el poder definitivo se publicarán el 18 de marzo de 2021, una vez la Junta Directiva de IFS convoque formalmente a dicha junta. Solicitamos se tenga especial cuidado en enviar el poder con la agenda definitiva y no con la que está contenida en este modelo para efectos de que este poder pueda ser válidamente utilizado.

[Ciudad], [Fecha] 2021

Señores

Intercorp Financial Services Inc.

Estimados Señores,

[Yo] [Nosotros] mediante la presente autorizamos a [nombre completo del representante]2, identificado con [documento de identidad] No. [número del documento de identidad], para que este último, actuando de manera individual, pueda representar a [nombre del accionista] en la Junta Ordinaria Anual de Accionistas 2021 de Intercorp Financial Services Inc. (“IFS”) a ser celebrada en primera convocatoria el [fecha de la primera convocatoria] y en segunda convocatoria el [fecha de la segunda convocatoria] ambas a las [horario de ambas convocatorias], en [por definir].

El/La Sr./Sra. [nombre completo del representante] está autorizado para ejercer en [mi] [nuestro] nombre y representación los derechos de voto respecto de [cantidad de acciones de las que es titular] acciones de IFS, en la junta antes mencionada, de acuerdo con lo siguiente:

[2]	Los accionistas podrán designar como apoderado a un director o gerente en funciones de IFS.

N°	AGENDA	VOTO
		A FAVOR	EN CONTRA	ABSTENERSE
1	Presentación de Resultados del año 2020. Propuesta: Aprobar la Presentación de Resultados del año 2020.
2	Aprobación de la Memoria Anual correspondiente al ejercicio 2020. Propuesta: Aprobar la Memoria Anual correspondiente al ejercicio 2020.
3

Aprobación de la Información Financiera auditada individual y consolidada correspondiente al ejercicio 2020.

Propuesta:

Aprobar la Información Financiera Auditada individual y consolidada correspondiente al ejercicio 2020.

4

Aprobación de la aplicación de las utilidades del ejercicio 2020 y distribución de dividendos.

Propuesta:

Aprobar la aplicación de las utilidades del ejercicio 2020 y la distribución de dividendos según la política aprobada en la Junta Ordinaria Anual de fecha [●].

5

Aprobación de la política de dividendos del 2021.

Propuesta:

Aprobar como nueva política de dividendos para IFS para el año 2021, la distribución entre los accionistas de un mínimo de [●] de las utilidades netas de IFS registradas en dicho periodo, la misma que será distribuida en una o más oportunidades, siempre que la decisión de distribuir dividendos no vulnere exigencias legales o financieras de IFS y/o sus subsidiarias, y las condiciones económico-financieras lo permitan.

6

Delegación al Comité de Auditoría de la Junta Directiva de IFS la aprobación de la contratación de los auditores externos, así como fijar su retribución, para IFS y sus subsidiarias para el año 2021.

Propuesta:

Delegar al Comité de Auditoría de la Junta Directiva de IFS la aprobación de la contratación de los auditores externos, así como fijar su retribución, para IFS y sus subsidiarias para el año 2021.

7

Elección de miembros de la Junta Directiva

Propuesta:

Elegir a (i) [●] identificado(a) con DNI No. [●], (ii) [●] identificado(a) con DNI No. [●], (iii) [●] identificado(a) con DNI No. [●], (iv) [●] identificado(a) con DNI No. [●], (v) [●] identificado(a) con DNI No. [●], (vi) [●] identificado(a) con DNI No. [●], y (vii) [●] identificado(a) con DNI No. [●], como miembros de la Junta Directiva de IFS por un período de dos (2) años comprendido entre abril de 2021 y abril del 2023.

8	Aprobación de las dietas de los miembros de la Junta Directiva y del Comité de Auditoría. Propuesta: Aprobar las dietas de los miembros de la Junta Directiva y del Comité de Auditoría.
9

Aprobación de otorgamiento de poderes.

Propuesta:

Aprobar que los señores [●], identificado con DNI No. [●] y [●], identificado con DNI No. [●], para que cualquiera de ellos, de manera individual y a sola firma, en nombre y en representación de IFS, suscriba cualquier documento público o privado, minuta o escritura pública aclaratoria, modificatoria, rectificatoria o ampliatoria que pudiera corresponder a efecto de poder inscribir los acuerdos adoptados por la Junta en los Registros Públicos tanto en Panamá como en Perú.

[Por favor coloque una [X] en su elección]

Atentamente,

[Nombre del accionista]

[Nombre] [Cargo]

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